CUSIP No. 449172204	Schedule 13D	Page 1 of 34 Pages

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )

Hyster-Yale Materials Handling, Inc.

(Name of Issuer)

Class B Common Stock, par value $0.01 per share

(Title of Class of Securities)

449172204

(CUSIP Number)

Alfred M. Rankin, Jr.

5875 Landerbrook Drive Cleveland, Ohio 44124-4017

(440) 449-9600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ¨☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 449172204	Schedule 13D	Page 2 of 34 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Alfred M. Rankin, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 272,697
	8	SHARED VOTING POWER 1,307,225
	9	SOLE DISPOSITIVE POWER 272,697
	10	SHARED DISPOSITIVE POWER 1,307,225
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,579,922
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.34%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 449172204	Schedule 13D	Page 3 of 34 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Victoire G. Rankin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 21,006
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 21,006
	10	SHARED DISPOSITIVE POWER 1,558,916
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,579,922
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.34%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 449172204	Schedule 13D	Page 4 of 34 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Helen Rankin Butler (f/k/a Helen P. Rankin)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 45,641
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 45,641
	10	SHARED DISPOSITIVE POWER 1,234,977
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,280,618
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.03%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 449172204	Schedule 13D	Page 5 of 34 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Clara T. Rankin Williams (f/k/a Clara T. Rankin)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 48,460
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 48,460
	10	SHARED DISPOSITIVE POWER 1,212,898
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,261,358
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.62%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 449172204	Schedule 13D	Page 6 of 34 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Thomas T. Rankin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 145,912
	8	SHARED VOTING POWER 1,222,797
	9	SOLE DISPOSITIVE POWER 145,912
	10	SHARED DISPOSITIVE POWER 1,222,797
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,368,709
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.88%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 449172204	Schedule 13D	Page 7 of 34 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Matthew M. Rankin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 500
	8	SHARED VOTING POWER 9,717
	9	SOLE DISPOSITIVE POWER 500
	10	SHARED DISPOSITIVE POWER 348,734
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 349,234
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.37%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 449172204	Schedule 13D	Page 8 of 34 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) James T. Rankin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 15,683
	8	SHARED VOTING POWER 1,208
	9	SOLE DISPOSITIVE POWER 15,683
	10	SHARED DISPOSITIVE POWER 340,066
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 355,749
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.51%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 449172204	Schedule 13D	Page 9 of 34 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Claiborne R. Rankin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 123,753
	8	SHARED VOTING POWER 1,228,748
	9	SOLE DISPOSITIVE POWER 123,753
	10	SHARED DISPOSITIVE POWER 1,228,748
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,352,501
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.54%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 449172204	Schedule 13D	Page 10 of 34 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Chloe O. Rankin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,783
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,783
	10	SHARED DISPOSITIVE POWER 1,349,718
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,352,501
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.54%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 449172204	Schedule 13D	Page 11 of 34 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Chloe R. Seelbach (f/k/a Chloe E. Rankin)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,041
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 12,041
	10	SHARED DISPOSITIVE POWER 339,017
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 351,058
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.41%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 449172204	Schedule 13D	Page 12 of 34 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Claiborne R. Rankin, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,027
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 348,322
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 348,322
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.35%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 449172204	Schedule 13D	Page 13 of 34 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Roger F. Rankin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 194,153
	8	SHARED VOTING POWER 1,219,378
	9	SOLE DISPOSITIVE POWER 194,153
	10	SHARED DISPOSITIVE POWER 1,219,378
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,413,531
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.83%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 449172204	Schedule 13D	Page 14 of 34 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Bruce T. Rankin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 449172204	Schedule 13D	Page 15 of 34 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Rankin Management, Inc. 34-1845744
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 338,295
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 7,900
	10	SHARED DISPOSITIVE POWER 330,395
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 338,295
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.14%
14	TYPE OF REPORTING PERSON* CO

CUSIP No. 449172204	Schedule 13D	Page 16 of 34 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Corbin Rankin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,622
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,622
	10	SHARED DISPOSITIVE POWER 1,365,087
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,368,709
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.88%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 449172204	Schedule 13D	Page 17 of 34 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Alison A. Rankin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,712
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 8,712
	10	SHARED DISPOSITIVE POWER 1,404,819
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,413,531
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.83%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 449172204	Schedule 13D	Page 18 of 34 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Rankin Associates II, L.P. 34-1856999
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 338,295
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.14%
14	TYPE OF REPORTING PERSON* PN

CUSIP No. 449172204	Schedule 13D	Page 19 of 34 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) John C. Butler Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 24,411
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 24,411
	10	SHARED DISPOSITIVE POWER 1,256,207
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,280,618
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.03%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 449172204	Schedule 13D	Page 20 of 34 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) David B. Williams
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,332
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,332
	10	SHARED DISPOSITIVE POWER 1,259,026
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,261,358
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.62%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 449172204	Schedule 13D	Page 21 of 34 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Scott W. Seelbach
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 722
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 722
	10	SHARED DISPOSITIVE POWER 350,336
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 351,058
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.41%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 449172204	Schedule 13D	Page 22 of 34 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Elizabeth B. Rankin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 722
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 722
	10	SHARED DISPOSITIVE POWER 348,512
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 349,234
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.37%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 449172204	Schedule 13D	Page 23 of 34 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Julia L. Rankin Kuipers
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,272
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,272
	10	SHARED DISPOSITIVE POWER 338,535
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 343,807
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.26%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 449172204	Schedule 13D	Page 24 of 34 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Thomas Parker Rankin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,322
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,322
	10	SHARED DISPOSITIVE POWER 338,295
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 342,617
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.23%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 449172204	Schedule 13D	Page 25 of 34 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Lynne Turman Rankin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 563
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 563
	10	SHARED DISPOSITIVE POWER 355,186
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 355,749
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.51%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 449172204	Schedule 13D	Page 26 of 34 Pages

Part II to Schedule 13D

Item 1.	Security and Issuer.

The title and class of equity securities to which this Schedule 13D relates is Class B common stock, par value $0.01 per share (“Class B Common”), of Hyster-Yale Materials Handling, Inc. (the “Issuer”). The address of the principal executive offices of the Issuer is Hyster-Yale Materials Handling, Inc. 5875 Landerbrook Drive Cleveland, Ohio 44124.

Item 2.	Identity and Background.

(a)—(c) This Schedule 13D is filed on behalf of Rankin Associates II, L.P., a Delaware limited partnership (“Rankin II”), the general partners of Rankin II (the “General Partners”) and the limited partners of Rankin II (the “Limited Partners,” and together with the General Partners, the “Partners”) (collectively, the “Reporting Persons”) who, pursuant to Rule 13d-5(b)(1) under the Securities Exchange Act of 1934 (the “Act”), may be deemed as a group to have acquired beneficial ownership of the Class B Common of the Issuer as a result of such individuals and trusts becoming signatories to the Limited Partnership Agreement of Rankin Associates II, L.P., dated as of February 6, 1998, as amended, among the stockholders party thereto (the “Rankin II Partnership Agreement”), filed as Exhibit 1 hereto and incorporated herein by reference.

Although the Reporting Persons are making this joint filing, neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists within the meaning of the Act.

The names, and, for purposes of this filing, the business address, and present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, as well as the state of organization, principal business, address of the principal business and the address of the principal office, as applicable, for the Reporting Persons are as follows:

Alfred M. Rankin, Jr. Mr. Rankin’s resident address is 7421 Markell Road, Waite Hill, Ohio 44094. He is (a) Chairman, President and Chief Executive Officer of the Issuer at 5875 Landerbrook Drive, Cleveland, Ohio 44124 and (b) Chairman, President and Chief Executive Officer of NACCO Industries, Inc., a Delaware corporation (“NACCO”), at 5875 Landerbrook Drive, Cleveland, Ohio 44124.

Victoire G. Rankin. Ms. Rankin’s resident address is 7421 Markell Road, Waite Hill, Ohio 44094. She is not employed.

Helen R. Butler. Ms. Butler’s resident address is 7575 Old Mill Road, P.O. Box 477, Gates Mills, Ohio 44040. She is not employed.

Clara T. Rankin Williams. Ms. Williams’ resident address is 1654 N. Dayton, Chicago, Illinois 60614. She is a jewelry designer.

Thomas T. Rankin. Mr. Rankin’s resident address is 214 Banbury Rd., Richmond, Virginia 23221. He is retired.

Matthew M. Rankin. Mr. Rankin’s business address is 204 Elmwood Drive, Greensboro, North Carolina 27408. He is a commercial banker at Wachovia Bank.

James T. Rankin. Mr. Rankin’s business address is 1731 Commerce Drive, Suite 120, Atlanta, Georgia 30318. He is employed by King Commercial Properties.

Claiborne R. Rankin. Mr. Rankin’s resident address is 36779 Cedar Road, Gates Mills, Ohio 44040-9721. He is a private investor.

Chloe O. Rankin. Ms. Rankin’s resident address is 36779 Cedar Road, Gates Mills, Ohio 44040-9721. She is not employed.

Chloe R. Seelbach. Ms. Seelbach’s resident address is 18910 S. Woodland Road, Shaker Heights, Ohio 44122. She is not employed.

CUSIP No. 449172204	Schedule 13D	Page 27 of 34 Pages

Claiborne R. Rankin, Jr. Mr. Rankin’s address is 600 W. Drummond, Unit 308, Chicago, Illinois 60614. He is in commercial real estate sales and leasing with Iron Real Estate, LLC.

Roger F. Rankin. Mr. Rankin’s resident address is 1449 Carpenter Road, P.O. Box 550, Gates Mills, Ohio 44040. He is a private investor.

Bruce T. Rankin. Mr. Rankin’s resident address is 131 Southwyck Drive, Chagrin Falls, Ohio 44022. He is not employed.

Rankin Management, Inc. Rankin Management, Inc., a Delaware corporation (“RMI”), was formerly known as a Rankin Management, Inc., a Georgia corporation. In December 1998, Rankin Management, Inc., a Georgia corporation, was merged with and into Rankin Management, Inc., a Delaware corporation. Rankin Management, Inc., the Delaware corporation, was the surviving entity. It is the general and managing partner of Rankin Associates II, L.P. The principal business of Rankin Management, Inc. is to act as a general and managing partner of Rankin Associates II, L.P. The address of its principal business and its principal office is Suite 300, 5875 Landerbrook Drive, Mayfield Heights, Ohio 44124-4017. The shareholders, executive officers and directors of Rankin Management, Inc. consist of Alfred M. Rankin, Jr., Thomas T. Rankin, Claiborne R. Rankin and Roger F. Rankin, all of whom are Reporting Persons.

Corbin Rankin. Ms. Rankin’s resident address is 214 Banbury Road, Richmond, Virginia 23221. She is not employed.

Alison A. Rankin. Ms. Rankin’s resident address is 1449 Carpenter Road, P.O. Box 550, Gates Mills, Ohio 44040. She is an interior designer.

Rankin Associates II, L.P. Rankin II was formerly known as Rankin Associates II, L.P., a Georgia limited partnership. In December 1998, Rankin Associates II, L.P. was reorganized as a Delaware entity. Its principal business is to hold, under common management, shares of NACCO Class A Common (as defined below), as well as shares of Class A common stock, par value $0.01 per share (“Class A Common”), of the Issuer and Class B Common, beneficially owned by certain of the Reporting Persons. RMI is the general partner of Rankin II. The address of its principal business and its principal office is 5875 Landerbrook Drive, Mayfield Heights, Ohio 44124-4017.

John C. Butler, Jr. Mr. Butler’s business address is 5875 Landerbrook Drive, Mayfield Heights, Ohio 44124-4017. He is (a) Senior Vice President-Finance, Treasurer and Chief Administrative Officer of NACCO and (b) a member of the Issuer’s Board.

David B. Williams. Mr. Williams’ business address is 221 W. LaSalle, 37th Floor, North Wacker Drive, Suite 3230, Chicago, Illinois 60606. He is an attorney with Williams, Bax & Saltzman, P.C.

Scott W. Seelbach. Mr. Seelbach’s business address is 5900 Landerbrook Drive, Cleveland, Ohio 44124. He is a private equity principal.

Elizabeth B. Rankin. Mrs. Rankin’s address is 204 Elmwood Dr., Greensboro, North Carolina 27408. She is not employed.

Julia Rankin Kuipers. Mrs. Kuipers’ address is 36669 Cedar Rd., Gates Mills, Ohio 44040. Mrs. Kuipers is employed as an education specialist.

Thomas Parker Rankin. Mr. Rankin’s business address is 1908 Cliff Valley Way, Atlanta, Georgia 30329. He is an investment analyst at RFA Management Co.

Lynne T. Rankin. Mrs. Rankin’s address is 1940 Greystone Road, Atlanta, Georgia 30314. She is a Senior Designer with Ferry, Hayes & Allen Designers, Inc.

(d) None of the persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the persons identified in this Item 2 has, during the last five years, been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such person was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities with respect to, federal or state securities laws or a finding of any violations with respect to such laws.

CUSIP No. 449172204	Schedule 13D	Page 28 of 34 Pages

(f) All of the individuals identified in this Item 2 are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The shares of Class B Common held by the Reporting Persons were acquired on September 28, 2012, when NACCO completed the spin-off of the Issuer to NACCO’s stockholders. Immediately following the spin-off, the Issuer became an independent public company.

To effect the spin-off, NACCO made a distribution of all of the outstanding shares of the Issuer’s common stock held by NACCO to NACCO common stockholders as of the record date, 5:00 p.m., Eastern Time, on September 25, 2012. For each share of Class A common stock of NACCO, par value $1.00 per share (the “NACCO Class A Common”), held on September 25, 2012, NACCO distributed one share of Class A Common and one share of Class B Common. Similarly, for each share of Class B common stock of NACCO, par value $1.00 per share (the “NACCO Class B Common”), held on September 25, 2012, NACCO distributed one share of Class A Common and one share of Class B Common.

NACCO stockholders were not required to pay for shares of Class A Common or Class B Common received in the spin-off, or to surrender or exchange shares of NACCO Class A Common or NACCO Class B Common or take any other action to receive the Class A Common or Class B Common.

Immediately after the spin-off, holders of NACCO Class A Common and NACCO Class B Common held all of the outstanding shares of the Class A Common and Class B Common. In connection with the spin-off, NACCO distributed 8,389,563 shares of Class A Common and 8,389,563 shares of Class B Common to NACCO stockholders. Under the Amended and Restated Certificate of Incorporation, Class B Common in convertible at any time, without costs to the holder of such Class B Common into Class A Common on a share-for-share basis. As of December 31, 2012, 3,650,999 shares of Class B Common have been converted into shares of Class A Common. As a results, the Class B Common outstanding on December 31, 2012 was 4,738,564 shares.

Item 4.	Purpose of Transaction.

The purpose of the formation of the Partnership and the Reporting Persons entering into and delivering the original partnership agreement, and the acquisition by the Partnership of the NACCO Class B Common was to (a) provide the Reporting Persons with a mechanism for consolidating the management of their holdings of NACCO Class B Common in a manner that would allow coordinated family management of such NACCO Class B Common and (b) to facilitate the estate planning objectives of the Reporting Persons. As a result of the spin-off, the Partnership holds Class A Common and Class B Common. The Partnership also (a) provides the Reporting Persons with a mechanism for consolidating the management of their holdings of Class A Common and Class B Common in a manner that would allow coordinated family management of such Class A Common and Class B Common and (b) facilitates the estate planning objectives of the Reporting Persons.

Item 5.	Interest in Securities of the Issuer.

(a)—(b) Although each Reporting Person disclaims beneficial ownership of any shares of Class B Common beneficially owned by each other Reporting Person, pursuant to the Act and regulations thereunder the Reporting Persons may be deemed as a group to have acquired beneficial ownership of 338,295 shares of Class B Common, the aggregate number of shares of Class B Common which are subject to the terms of the Rankin II Partnership Agreement, representing 7.14% of the outstanding Class B Common as of December 31, 2012.

Alfred M. Rankin, Jr. Mr. Rankin has the sole power to vote and dispose of 272,697 shares of Class B Common and shares the power to vote and dispose of 1,307,225 shares of Class B Common. Collectively, the 1,579,922 shares of Class B Common beneficially owned by Mr. Rankin constitute approximately 33.34% of the Class B Common outstanding as of December 31, 2012.

Victoire G. Rankin. Mrs. Rankin has the sole power to vote and dispose of 21,006 shares of Class B Common and shares the power to dispose of 1,558,916 shares of Class B Common. Collectively, the 1,579,922 shares of Class B Common beneficially owned by Mrs. Rankin constitute approximately 33.34% of the Class B Common outstanding as of December 31, 2012.

CUSIP No. 449172204	Schedule 13D	Page 29 of 34 Pages

Helen R. Butler. Ms. Butler has the sole power to vote and dispose of 45,641 shares of Class B Common and shares the power to dispose of 1,234,977 shares of Class B Common. Collectively, the 1,280,618 shares of Class B Common beneficially owned by Ms. Butler constitute approximately 27.03% of the Class B Common outstanding as of December 31, 2012.

Clara T. Rankin Williams. Ms. Williams has the sole power to vote and dispose of 48,460 shares of Class B Common and shares the power to dispose of 1,212,848 shares of Class B Common. Collectively, the 1,261,358 shares of Class B Common beneficially owned by Ms. Williams constitute approximately 26.62% of the Class B Common outstanding as of December 31, 2012.

Thomas T. Rankin. Mr. Rankin has the sole power to vote and dispose of 145,912 shares of Class B Common and shares the power to vote and dispose of 1,222,797 shares of Class B Common. Collectively, the 1,368,709 shares of Class B Common beneficially owned by Mr. Rankin constitute approximately 28.88% of the Class B Common outstanding as of December 31, 2012.

Matthew M. Rankin. Mr. Rankin has the sole power to vote 500 shares of Class B Common, shares the power to vote 9,717 shares of Class B Common and shares the power to dispose of 348,734 shares of Class B Common. Collectively, the 349,234 shares of Class B Common beneficially owned by Mr. Rankin constitute approximately 7.37% of the Class B Common outstanding as of December 31, 2012.

James T. Rankin. Mr. Rankin has the sole power to vote 15,683 shares of Class B Common, shares the power to vote 1,208 shares of Class B Common and shares the power to dispose of 340,066 shares of Class B Common. Collectively, the 355,749 shares of Class B Common beneficially owned by Mr. Rankin constitute approximately 7.51% of the Class B Common outstanding as of December 31, 2012.

Claiborne R. Rankin. Mr. Rankin has the sole power to vote and dispose of 123,753 shares of Class B Common and shares the power to vote and dispose of 1,228,748 shares of Class B Common. Collectively, the 1,352,501 shares of Class B Common beneficially owned by Mr. Rankin constitute approximately 28.54% of the Class B Common outstanding as of December 31, 2012.

Chloe O. Rankin. Ms. Rankin has the sole power to vote and dispose of 2,783 shares of Class B Common and shares the power to dispose of 1,349,718 shares of Class B Common. Collectively, the 1,352,501 shares of Class B Common beneficially owned by Ms. Rankin constitute approximately 28.54% of the Class B Common outstanding as of December 31, 2012.

Chloe R. Seelbach. Mrs. Seelbach has the sole power to vote and dispose of 12,041 shares of Class B Common and shares the power to dispose of 339,017 shares of Class B Common. Collectively, the 351,058 shares of Class B Common beneficially owned by Mrs. Seelbach constitute approximately 7.41% of the Class B Common outstanding as of December 31, 2012.

Claiborne R. Rankin, Jr. Mr. Rankin shares the power to dispose of 348,322 shares of Class B Common. Collectively, the 348,322 shares of Class B Common beneficially owned by Mr. Rankin constitute approximately 7.35% of the Class B Common outstanding as of December 31, 2012.

Roger F. Rankin. Mr. Rankin has the sole power to vote and dispose of 194,153 shares of Class B Common and shares the power to vote and dispose of 1,219,378 shares of Class B Common. Collectively, the 1,413,531 shares of Class B Common beneficially owned by Mr. Rankin constitute approximately 29.83% of the Class B Common outstanding as of December 31, 2012.

Bruce T. Rankin. Mr. Rankin has no power to vote or dispose of any shares of Class B Common.

Rankin Management, Inc. RMI has the sole power to vote 338,295 shares of Class B Common, has the sole power to dispose of 7,900 shares of Class B Common and shares the power to dispose of 330,395 shares of Class B Common. RMI exercises such powers by action of its board of directors, which acts by majority vote and consists of Alfred M. Rankin, Jr., Thomas T. Rankin, Claiborne R. Rankin and Roger F. Rankin, the individual trusts of whom are the stockholders of RMI. Collectively, the 338,295 shares of Class B Common beneficially owned by RMI constitute approximately 7.14% of the Class B Common outstanding as of December 31, 2012.

CUSIP No. 449172204	Schedule 13D	Page 30 of 34 Pages

Corbin K. Rankin. Ms. Rankin has the sole power to vote and dispose of 3,622 shares of Class B Common and shares the power to dispose of 1,365,087 shares of Class B Common. Collectively, the 1,368,709 shares of Class B Common beneficially owned by Ms. Rankin constitute approximately 28.88% of the Class B Common outstanding as of December 31, 2012.

Alison A. Rankin. Mrs. Rankin has the sole power to vote and dispose of 8,712 shares of Class B Common and shares the power to dispose of 1,404,819 shares of Class B Common. Collectively, the 1,413,531 shares of Class B Common beneficially owned by Mrs. Rankin constitute approximately 29.83% of the Class B Common outstanding as of December 31, 2012.

Rankin Associates II, L.P. Rankin II is made up of the individuals and entities holding limited partnership interests in Rankin II and RMI, the general partner of Rankin II. Rankin II may be deemed to be a “group” as defined under the Exchange Act and therefore may be deemed as a group to beneficially own 338,295 shares of Class B Common held by Rankin II. Although Rankin II holds the 338,295 shares of Class B Common, it does not have any power to vote or dispose of such shares of Class B Common. RMI has the sole power to vote such shares and shares the power to dispose of such shares with the other individuals and entities holding limited partnership interests in Rankin II. RMI exercises such powers by action of its board of directors, which acts by majority vote and consists of Alfred M. Rankin, Jr., Thomas T. Rankin, Claiborne R. Rankin and Roger F. Rankin, the individual trusts of whom are the stockholders of RMI. Collectively, the 338,295 shares of Class B Common beneficially owned by Rankin Management, Inc. constitute approximately 7.14% of the Class B Common outstanding as of December 31, 2012.

John C. Butler, Jr. Mr. Butler has the sole power to vote and dispose of 24,411 shares of Class B Common and shares the power to dispose of 1,256,207 shares of Class B Common. Collectively, the 1,280,618 shares of Class B Common beneficially owned by Mr. Butler constitute approximately 27.03% of the Class B Common outstanding as of December 31, 2012.

David B. Williams. Mr. Williams has the sole power to vote and dispose of 2,332 shares of Class B Common and shares the power to dispose of 1,259,026 shares of Class B Common. Collectively, the 1,261,358 shares of Class B Common beneficially owned by Mr. Williams constitute approximately 26.62% of the Class B Common outstanding as of December 31, 2012.

Scott W. Seelbach. Mr. Seelbach has the sole power to vote and dispose of 722 shares of Class B Common and shares the power to dispose of 350,336 shares of Class B Common. Collectively, the 351,058 shares of Class B Common beneficially owned by Mr. Seelbach constitute approximately 7.41% of the Class B Common outstanding as of December 31, 2012.

Elizabeth B. Rankin. Mrs. Rankin has the sole power to vote 722 shares of Class B Common and shares the power to dispose of 348,512 shares of Class B Common. Collectively, the 349,234 shares of Class B Common beneficially owned by Ms. Rankin constitute approximately 7.37% of the Class B Common outstanding as of December 31, 2012.

Julia L. Rankin Kuipers. Mrs. Kuipers has the sole power to vote and dispose of 5,272 shares of Class B Common and shares the power to dispose of 338,535 shares of Class B Common. Collectively, the 343,807 shares of Class B Common beneficially owned by Mrs. Kuipers constitute approximately 7.26% of the Class B Common outstanding as of December 31, 2012.

Thomas Parker Rankin. Mr. Rankin has the sole power to vote and dispose of 4,322 shares of Class B Common and shares the power to dispose of 338,295 shares of Class B Common. Collectively, the 342,617 shares of Class B Common beneficially owned by Mr. Rankin constitute approximately 7.23% of the Class B Common outstanding as of December 31, 2012.

Lynne T. Rankin. Mrs. Rankin has the sole power to vote and dispose of 563 shares of Class B Common and shares the power to dispose of 355,186 shares of Class B Common. Collectively, the 355,749 shares of Class B Common beneficially owned by Mrs. Rankin constitute approximately 7.51% of the Class B Common outstanding as of December 31, 2012.

CUSIP No. 449172204	Schedule 13D	Page 31 of 34 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Rankin Associates II, L.P.

Under the terms of the Rankin II Partnership Agreement, filed as Exhibit 1 hereto and incorporated herein by reference, the Rankin II General Partners share the power to vote the NACCO Class B Common, Class A Common and Class B Common held by the Partnership. Further, under such terms, the Rankin II General Partners generally exercise such power by a vote of the Rankin II General Partners holding a majority of the general partnership interests.

Under the terms of the Rankin II Partnership Agreement, the Partnership may not dispose of NACCO Class B Common, Class A Common or Class B Common, or convert NACCO Class B Common or Class B Common into NACCO Class A Common or Class A Common, respectively, without the consent of the Rankin II General Partners holding more than 75% of the general partnership interests in the Partnership and the consent of the holders of more than 75% of all partnership interests, including the general partnership interests, in the Partnership (“Rankin II Partnership Interests”).

The Rankin II Partnership Agreement restricts the transfer of Rankin II Partnership Interests by the partners and provides the partners and the Partnership with a right of first refusal to acquire Rankin II Partnership Interests that a partner desires to sell and a repurchase obligation to compel the sale of Rankin II Partnership Interests by the partners under certain circumstances. These transfer restrictions, rights of first refusal and repurchase obligations are more fully set forth in the Rankin II Partnership Agreement.

Stockholders’ Agreement

The Stockholders’ Agreement, dated as of September 28, 2012, among the signatories thereto and the Issuer (the “Stockholders’ Agreement”), filed as Exhibit 2 hereto and incorporated herein by reference, requires a signatory to offer the shares of Class B Common beneficially owned by such signatory to all of the other signatories upon the occurrence of either of the following: (a) the proposed conversion of shares of Class B Common by such signatory into shares of Class A Common and (b) the proposed sale, transfer or other disposition of Class B Common by such signatory to any permitted transferee (under the terms of the Class B Common) who is not a signatory to the Stockholders’ Agreement. In either of these cases, the signatory proposing to enter into one of these transactions must notify all of the other signatories and then must allow each such other signatory the opportunity to purchase such signatory’s pro rata portion of the shares of Class B Common which are subject to the proposed transaction in accordance with the procedures described below. The Stockholders’ Agreement, however, does not restrict transfers of Class B Common among the signatories or any other permitted transferee who becomes a signatory to the Stockholders’ Agreement.

A signatory proposing to engage in a transaction triggering a right of first refusal must first give written notice of the proposed transaction by registered mail to the Issuer, which acts as depository under the Stockholders’ Agreement. The depository, in turn, is required to send such notice promptly to all of the other signatories. Following receipt of such notice, each other signatory will have seven (7) business days to elect whether or not to purchase his, her or its pro rata portion of the shares of the Class B Common which have triggered a right of first refusal. A signatory’s pro rata portion will be determined by dividing the number of shares of Class B Common which such person owns by the number of shares of Class B Common which are owned by all of the other signatories who similarly may elect to purchase the shares of Class B Common which have triggered the right of first refusal. A notice electing to purchase a pro rata portion of the shares of Class B Common must be sent to the depository by the end of the seven (7) business day period. If the signatories electing to purchase do not elect to purchase all of the shares of Class B Common, then such signatories have an additional five (5) business days to agree among themselves how to allocate the shares not purchased. If they cannot reach any agreement, the allocation shall be pro rata. If there are still shares of Class B Common which are not purchased following such allocation, then the Issuer shall have an additional three (3) business days to decide whether or not to purchase the remaining shares. The Issuer, however, is under no obligation to purchase any such shares.

Following the completion of such procedures, the signatory who has triggered the right of first refusal is free, for a period of thirty (30) business days, to convert the shares of Class B Common, if any, which remain, into shares of Class A Common. If the signatory had originally proposed to transfer the shares, such signatory would be free to transfer shares of Class A Common in accordance with the originally proposed transaction.

CUSIP No. 449172204	Schedule 13D	Page 32 of 34 Pages

Signatories who elect to exercise the right of first refusal and purchase shares of Class B Common may pay for such shares in cash, an equivalent number of shares of Class A Common, or in a combination of cash and shares of Class A Common. The purchase price to be paid is the higher of what is specified in the notice sent by the signatory who has triggered the right of first refusal and the average of the last sales price of Class A Common on the New York Stock Exchange for the five (5) days prior to the date of such notice.

The Stockholders’ Agreement only restricts the conversion, or the sales or other disposition outside of the Stockholders’ Agreement, of shares of Class B Common held by each signatory. The Stockholders’ Agreement does not restrict in any respect how a signatory may vote the shares of Class B Common which are subject to the terms of the Stockholders’ Agreement.

Rankin Associates I, L.P.

Under the terms of the Partnership Agreement of Rankin I, dated as of March 27, 2002 (the “Rankin I Partnership Agreement”), filed as Exhibit 3 hereto and incorporated herein by reference, the general partners of Rankin I (the “Rankin I General Partners”) share the power to vote the NACCO Class B Common held by the partnership. Further, under such terms, the Rankin I General Partners generally exercise such power by a vote of the Rankin I General Partners holding a majority of the general partnership interests.

Under the terms of the Rankin I Partnership Agreement, the partnership may not dispose of NACCO Class B Common or convert NACCO Class B Common into NACCO Class A Common without the consent of the Rankin I General Partners holding more than 75% of the general partnership interests in the partnership and the consent of the holders of more than 75% of all partnership interests, including the general partnership interests, in the partnership (“Rankin I Partnership Interests”).

The Rankin I Partnership Agreement restricts the transfer of Rankin I Partnership Interests by the partners and provides the partners and the partnership with a right of first refusal to acquire Rankin I Partnership Interests that a partner desires to sell and a repurchase obligation to compel the sale of Rankin I Partnership Interests by the partners under certain circumstances. These transfer restrictions, rights of first refusal and repurchase obligations are more fully set forth in the Rankin I Partnership Agreement

Rankin Associates IV, L.P.

Under the terms of the Amended and Restated Limited Partnership Agreement of Rankin IV, dated as of February 7, 2005 (the “Rankin IV Partnership Agreement”), filed as Exhibit 4 hereto and incorporated herein by reference, the general partners of Rankin IV (the “Rankin IV General Partners”) share the power to vote the NACCO Class B Common, Class A Common and Class B Common held by the partnership. Further, under such terms, the Rankin IV General Partners generally exercise such power by a vote of the Rankin IV General Partners holding a majority of the general partnership interests.

Under the terms of the Rankin IV Partnership Agreement, the partnership may not dispose of NACCO Class B Common, Class A Common or Class B Common, or convert NACCO Class B Common or Class B Common into NACCO Class A Common or Class A Common, respectively, without the consent of the Rankin II General Partners holding more than 75% of the general partnership interests in the partnership and the consent of the holders of more than 75% of all partnership interests, including the general partnership interests, in the partnership (the “Rankin IV Partnership Interests”).

The Rankin IV Partnership Agreement restricts the transfer of Rankin IV Partnership Interests by the partners and provides the partners and the partnership with a right of first refusal to acquire Rankin IV Partnership Interests that a partner desires to sell and a repurchase obligation to compel the sale of Rankin IV Partnership Interests by the partners under certain circumstances. These transfer restrictions, rights of first refusal and repurchase obligations are more fully set forth in the Rankin IV Partnership Agreement.

Except as set forth above in this Schedule 13D or the exhibits hereto, none of the persons named in response to Item 2 hereof have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits or loss, or the giving or withholding of proxies.

CUSIP No. 449172204	Schedule 13D	Page 33 of 34 Pages

Item 7.	Material to be Filed as Exhibits.

Exhibit 1	Limited Partnership Agreement of Rankin Associates II, L.P., dated as of February 6, 1998, as amended (incorporated by reference to Exhibit 4 of the Schedule 13D, as amended, related to the NACCO Class B Common, initially filed on February 18, 1998 by Rankin Associates II, L.P. and other persons named therein (Commission File No. 005-38001))

Exhibit 2	Stockholders’ Agreement, dated as of September 28, 2012, by and among the Issuer and the Participating Stockholders (incorporated by reference to Exhibit 10.4 of the Issuer’s Current Report on Form 8-K, filed on October 4, 2012 (Commission File No. 000-54799))

Exhibit 3	Amended and Restated Limited Partnership Agreement of Rankin Associates I, L.P., dated as of March 27, 2002, as amended (incorporated by reference to Exhibit 2 of the Schedule 13D, as amended, related to the NACCO Class B Common, initially filed on March 27, 2002 by Rankin Associates I, L.P. and other persons named therein (Commission File No. 005-38001))

Exhibit 4	Amended and Restated Limited Partnership Agreement of Rankin Associates IV, L.P., dated as of February 7, 2005, as amended (incorporated by reference to Exhibit 1 of the Schedule 13D, as amended, related to the NACCO Class A Common, initially filed on February 15, 2005 by Rankin Associates IV, L.P. and other persons named therein (Commission File No. 005-38001))

Exhibit 5	Joint Filing Agreement

Exhibit 6	Power of Attorney (included in Exhibit 1)

[Signatures begin on the next page.]

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CUSIP No. 449172204	Schedule 13D	Page 34 of 34 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2013

RANKIN ASSOCIATES II, L.P.

By:	Rankin Management, Inc., its
Managing Partner

By:	/s/ Alfred M. Rankin, Jr.
Alfred M. Rankin, Jr., President

RANKIN MANAGEMENT, INC.

By:	/s/ Alfred M. Rankin, Jr.
Alfred M. Rankin, Jr., President

REPORTING PERSONS

By:	/s/ Alfred M. Rankin, Jr.
Alfred M. Rankin, Jr., on behalf of himself, and as:
Attorney-in-Fact for Victoire G. Rankin*
Attorney-in-Fact for Helen R. Butler*
Attorney-in-Fact for Clara L. T. Rankin Williams*
Attorney-in-Fact for Thomas T. Rankin*
Attorney-in-Fact for Matthew M. Rankin*
Attorney-in-Fact for Claiborne R. Rankin*
Attorney-in-Fact for Chloe O. Rankin*
Attorney-in-Fact for Roger F. Rankin*
Attorney-in-Fact for Bruce T. Rankin*
Attorney-in-Fact for Alison A. Rankin*
Attorney-in-Fact for Corbin K. Rankin*
Attorney-in-Fact for John C. Butler, Jr.*
Attorney-in-Fact for James T. Rankin*
Attorney-in-Fact for Claiborne R. Rankin, Jr.*
Attorney-in-Fact for David B. Williams*
Attorney-in-Fact for Scott W. Seelbach*
Attorney-in-Fact for Elizabeth B. Rankin*
Attorney-in-Fact for Thomas P. Rankin*
Attorney-in-Fact for Julia Rankin Kuipers*
Attorney-in-Fact for Lynne T. Rankin*
Attorney-in-Fact for Chloe R. Seelbach*

*	The power of attorney authorizing the above named individual to act on behalf of each of the foregoing Reporting Persons is included in Exhibit 2, at page 16, and Exhibit 4, at pages 25 and 26 of the Schedule 13D, filed February 18, 1998.